ALLIED AMERICAN STEEL CORP.
600 Grant Street
Suite 660
Pittsburgh, PA 15219

January 5, 2012

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Sonia Gupta Barros or Stacie Gorman
Division of Corporation Finance

Re:	Allied American Steel Corp. (f/k/a Royal Union Holding Corporation)
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
Supplemental Response Filed November 15, 2011
File No. 000-53485

Ladies and Gentlemen:

On behalf of Allied American Steel Corp., a Nevada corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated December 6, 2011 (the “Comment Letter”), addressed to Jes Black, President of the Company, principally relating to the above-captioned Annual Report on Form 10-K filed by the Company.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Item 5.  Market for the Company’s Common Equity, page 5

1.
We note your disclosure on page 5 which states that your common stock is currently traded on the OTC Bulletin Board and has been quoted on the OTC Bulletin Board since February 13, 2009. Your disclosure on that same page, however, also states that as of December 31, your common stock has not begun trading on the OTCBB.  Please explain this discrepancy and revise future Periodic reports to provide the disclosure required by Item 201 of Regulation S-K regarding your market price.

There is no discrepancy respecting the disclosure appearing in Item 5 of the 10-K. The 10-K states that “our common stock is currently quoted on the OTCBB”, “our common stock has been quoted on the OTC Bulletin Board since February 13, 2009” and that “as of December 31, 2010 our common stock has not begun trading on the OTCBB”. There is no statement in Item 5 that our common stock is currently traded on the OTC Bulletin Board.

We will however revise future periodic reports to provide the disclosure required by Item 201 of Regulation S-K regarding our market price.

Form 8-K filed June 3, 2011

Security Ownership of Beneficial Owners and Management, page 4

2.
We note your response to comment 9 of our letter dated November 1, 2011.  We reissue our comment.  We note your disclosure in footnote 3 that you do not presently know the names of the beneficial owners of the shares held on record by Brown Brothers Harriman & Co.  We note that Brown Brothers has not filed a Schedule 13D or 13G.  It therefore does not appear that you are able to rely on statements filed pursuant to section 13(d) or 13(g) of the Exchange Act to determine beneficial ownership.  Please refer to Instruction 3 of Item 403 of Regulation S-K.  Please tell us why you are unable to independently determine which individuals are the beneficial owners of these shares.

As you note, Brown Brothers has not filed a Schedule 13D or 13G which would allow us to identify the beneficial owners of the Company shares registered in the name of Brown Brothers. Based on the foregoing, our legal counsel contacted Brown Brothers by both phone and letter (sent via e-mail) to make a formal request for the information. The contact at Brown Brothers that they communicated with was Josh Hutson of Brown Brothers Compliance Dept. (telephone 212.493.8723).

Brown Brothers advised that their client agreements generally prohibit them from providing information regarding client’s accounts to third parties unless required to do so by a court order, a properly authorized request from a regulator/SRO or with their client’s consent. Based upon the foregoing, they did not supply the requested beneficial ownership information.

They did advise however that they would be happy to work directly with the SEC to provide such information in response to an authorized request.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. We confirm that we will incorporate these responses, as applicable, in our subsequent filings.

If the Staff has any questions or comments with respect to our responses, please contact me at Allied American Steel Corp., 600 Grant Street, Pittsburgh, PA 15219 (telephone: 412-223-2663).

Sincerely yours,

/s/ Jes Black

Jes Black, President